EXHIBIT 12.2

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended		Years Ended
	June 30,		December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income (Loss) from Continuing Operations	$377	$(445)	$(250)	$(43)	$1,367	$1,251	$1,063
(Income) Loss from Equity Investees, net of Distributions	(1)	1	4	7	1	3	(10)
Fixed Charges	72	67	139	142	152	150	143
Capitalized Interest	(38)	42	9	11	(1)	1	1
Total Earnings	$410	$(335)	$(98)	$117	$1,519	$1,405	$1,197
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$66	$64	$128	$138	$148	$146	$139
Interest Factor in Rentals	6	3	11	4	4	4	4
Total Fixed Charges	$72	$67	$139	$142	$152	$150	$143

Ratio of Earnings to Fixed Charges (C)	5.69	(5.00)	(0.71)	0.82	9.99	9.37	8.37

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity method investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.

(C)
The ratio of earnings to fixed charges for the six months ended June 30, 2017, was (5.00), as noted above, which represents a deficiency of $402 million. The ratio of earnings to fixed charges for the year ended December 31, 2017, was (0.71), as noted above, which represents a deficiency of $237 million. The ratio of earnings to fixed charges for the year ended December 31, 2016, was 0.82, as noted above, which represents a deficiency of $25 million.